SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Advanced Medical Optics, Inc.

(Name of Issuer)

Rainforest Acquisition Inc.

a wholly-owned subsidiary of

Abbott Laboratories

(Name of Filing Persons, Offerors)

Common Stock, par value $0.01 per share,

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

00763M108

(CUSIP Number of Class of Securities)

Laura J. Schumacher

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

(847) 937-6100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elizabeth C. Kitslaar, Esq.

Jones Day

77 West Wacker

Chicago, Illinois 60601

Telephone: (312) 782-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,356,814,206	$53,323

(1)   Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $22.00, the per share tender offer price, by 61,673,373, the number of outstanding shares of common stock of Advanced Medical Optics, Inc. as of January 5, 2009.

(2)   The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #2 for fiscal year 2009, issued September 29, 2008, by multiplying the transaction value by .0000393.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $53,323	Filing Party: Abbott Laboratories
Form or Registration No.: Schedule TO	Date Filed: January 27, 2009

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 27, 2009 (as amended or supplemented, the “Schedule TO”), as amended on February 6, 2009, February 13, 2009 and February 17, 2009, by Rainforest Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation (“Abbott”), and Abbott. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “AMO Common Stock”), and the associated preferred stock purchase rights issued in connection with the Rights Agreement, dated June 24, 2002, by and between Advanced Medical Optics, Inc., a Delaware corporation (“AMO”), and Mellon Investor Services, LLC (together with the AMO Common Stock, the “Shares”), of AMO, at a price of $22.00 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 27, 2009 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 11.   Additional Information.

Item 11 is hereby amended and supplemented to include the following:

“On February 20, 2009, Abbott received merger control clearance from the Commission of the European Communities for its acquisition of AMO through the Offer. The approval by the Commission of the European Communities is the last regulatory approval that is a condition to the Offer.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(5)(G)         Press release issued by Abbott on February 20, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2009

Rainforest Acquisition Inc.

	By:	/s/ Thomas C. Freyman
Thomas C. Freyman
President

Abbott Laboratories

	By:	/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated January 27, 2009.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)*	Press release issued by Abbott and AMO on January 12, 2009 (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Abbott on January 12, 2009).
(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on January 27, 2009.
(a)(5)(C)*	Press release issued by Abbott on January 26, 2009 (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Abbott on January 26, 2009).
(a)(5)(D)*	Frequently-Asked Questions provided to certain employees of AMO (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Abbott on January 12, 2009).
(a)(5)(E)*	Press release issued by Abbott on February 6, 2009.
(a)(5)(F)*	Frequently-Asked Questions provided to certain employees of AMO.
(a)(5)(G)	Press release issued by Abbott on February 20, 2009.
(b)	Not applicable.
(d)(1)*

Agreement and Plan of Merger, dated as of January 11, 2009, by and among Abbott, the Purchaser and AMO (incorporated into this Schedule TO by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

(d)(2)*

Support Agreement, dated as of January 11, 2009, by and among ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P., G. Mason Morfit, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

(d)(3)*

Support Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

(d)(4)*

Employment and Retention Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AMO on January 13, 2009).

(d)(5)*	Amendment No. 1 to the Merger Agreement, dated as of February 17, 2009, by and among Abbott, the Purchaser and AMO.
(g)	Not applicable.
(h)	Not applicable.

* Filed previously